

June 23, 2023

Anuj Kumar Sethi
Principal Financial Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272
4th Floor, Udyog Vihar, Phase-II
Sector-20, Gurugram - 122008
Haryana , India

> **Re: Yatra Online, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Response dated April 5, 2023**
> **File No. 001-37968**

Dear Anuj Kumar Sethi:

We have reviewed your April 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2023 letter.

Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Non-IFRS Measures, page 115

1. We note your response to prior comment 1 explains that your presentation of the non-IFRS measure Adjusted Revenue deducts amounts reflected in your statement of profit or loss as service cost as if you acted as an agent in transactions when gross presentation is required because you were the primary obligor. We also note that Adjusted Revenue adds back customer promotional expenses which are reported in your financial statements as a reduction of revenue. Please provide us with additional detail explaining how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations as Adjusted Revenue appears to substitute individually tailored

revenue recognition and measurement methods for those of IFRS or revise your disclosure to remove this measure.

2.   Please confirm that Adjusted Revenue as disclosed for your reportable segments is the same as the measure Segment Results presented in your segment footnote and explain why these measures have different titles. In addition, as it relates to the presentation of segment profitability information outside of the footnotes to the financial statements, tell us how you considered Questions 104.01 and 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Notes to the Consolidated Financial Statements
5. Segment Information, page F-28

3.   We note your response to prior comment 2. It is unclear how your presentation of "segment revenue," which excludes amounts reported as reduction of revenue under IFRS 15, is consistent with IFRS 8 paragraph 23(a), which requires disclosure of "revenues from external customers." Please explain or revise your segment footnote to instead disclose "revenues from external customers" as required by IFRS 8.23(a).

4.   In your response to prior comment 2, you state that you have three reportable segments: air ticketing, hotels and packages, and other services. However, in your Information about Reportable Segments reconciliation, you also present segment results for "Others". Tell us if "Others" is comprised of operating segments that meet the criteria in IFRS 8 paragraph 14. If this criteria is not met for "Others", revise your presentation to be consistent with IFRS 8 paragraph 16.

5.   We note that your reportable segments' measures of profit or loss is titled "Segment Results". This title appears similar to "Results from Operations" as presented in your consolidated financial statements. Please revise to clearly distinguish the measures.

6.   Your Information about Reportable Segments reconciliation includes a line item for unallocated expenses, which appears to be the sum of multiple types of expenses. Please disaggregate the unallocated expenses line item to separately identify and describe all material reconciling items. Refer to IFRS 8 paragraph 28.

7.   We note your presentation of the subtotal "Operating loss (before depreciation, amortization, impairment of goodwill and impairment of loan to joint venture)" in your Information about Reportable Segments reconciliation table. Please remove this non-IFRS measure from your segment reconciliation. Refer to IFRS 8 paragraph 28(b).

       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Steve Lo, Staff Accountant, at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation